DIVERSY FUND

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into on the date of the last signature below, by and between DiversyFund, Inc., a Delaware limited liability company (the "**Company**") and the purchaser identified on the Purchaser Information Sheet attached ("**Purchaser**").

Background

I. The Company is offering for sale Class B Common Shares pursuant to an Offering Statement on Form C dated September 7, 2023 (the "**Offering Statement**").

II. The Company, founders Craig Cecilio and Alan Lewis and each holder of the Company's common stock are parties to a Stockholders Agreement which sets forth certain rights and restrictions of the Company's stockholders (the "**Stockholders Agreement**"), is described in the section "Securities Offered and Rights of Securities of the Company" in the Offering Statement, and is attached as an exhibit to the Offering Statement.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Offering Statement. The Company is sometimes referred to using "we" and "our," and Purchaser is sometimes referred to using "you" and "your."

2. **Purchase of Shares**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, that number of Class B Investor Shares ("**Shares**") set forth on the last page of this Investment Agreement for the aggregate subscription price set forth herein.

3. **Cancellation Rights.** You are entitled to cancel your investment at any time until 48-hours prior to (i) any closing date, as described in the Offering Statement, or (ii) April 30, 2024, whichever comes earlier.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any funds you have given us will be returned to you.

5. **Your Representations and Warranties**. You promise that:

5.1. **Accuracy of Information**. All of the information you have provided us, whether in this Investment Agreement or elsewhere, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you agree to notify us immediately. If any of the information you have given to us is inaccurate and we are harmed as a result, you will indemnify us, meaning you will pay us for the cost of any damages.

5.2. **Risks**. You understand there are risks in investing, including the risk that you could lose all your money. You have carefully reviewed and you understand all the risks described in the Offering Statement.

5.3. **No Representations**. Nobody has made any promises or representations to you, other than the information in the Offering Statement. Neither the Company nor anyone else has guaranteed any financial outcome of your investment.

5.4. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment and all your questions have been answered to your satisfaction.

5.5. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

5.6. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

5.7. **No Transfer**. You understand that pursuant to the terms of the Stockholders Agreement, the Shares may not be transferred without our consent. In addition, federal and state securities laws limit your ability to transfer the Shares. Finally, there is currently no market for the Shares. As a result, you should be prepared to hold the Shares indefinitely.

5.8. **No Advice**. We have not provided you any investment, financial, or tax advice. You have had the opportunity to consult with your own we have advised you to consult with your own legal and financial advisors and tax experts.

5.9. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

5.10. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

5.11. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with any intent to re-sell or to distribute any portion of the Shares.

5.12. **Anti-Money Laundering Laws**. Your investment will not cause the Company to be in violation of any anti-money laundering laws including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

5.14. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after

consultation with our attorney, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.15. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

5.17. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

5.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement, the Offering Statement and the Stockholders Agreement.

5.19. **Financial Forecasts**. You understand that any financial information, including forecasts and projections, is based on estimates and assumptions we believe to be reasonable but which are highly speculative, and you understand that our actual results may vary from any forecasts or projections. You have not relied on the Company or any of the Company's affiliates, officers, managers, directors, stockholders or agents in your investment decision.

5.20. **Notification**. If you discover at any time that any of the representations and warranties in this section 5 are untrue, you will notify us right away.

5.21. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also represent and warrant that:

5.21.1. **Knowledge**. You have sufficient knowledge, skill, and experience in business, financial and investment matters to evaluate the merits and risks of the investment.

5.21.2. **U.S. Citizen or Resident**. If you are neither a citizen nor a resident of the United States (i) you acknowledge that distributions to you may be subject to withholding under U.S. tax laws and (ii) the offering and purchase of Class B Investor Shares is legal in the jurisdiction where you live and does not require the consent or approval of any governmental entity in that jurisdiction.

5.21.3. **Financial Wherewithal**. You can afford to make this investment, even if you lose all of your investment. You do not rely on the funds invested for any of your current needs such as rent or mortgage payments.

5.21.4. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control

of the United States Department of Treasury ("**OFAC**"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.22. **Entity Investors**. If Purchaser is a legal entity, such as a corporation, partnership or limited liability company, Purchaser also represents and warrants that:

5.22.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.22.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.22.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement and the Stockholders Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

5.22.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.22.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Offering Statement, this Investment Agreement and other written information that the Company has approved in writing in advance.

5.22.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("**OFAC**"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6. **Confidentiality**. The information we have provided to you about the Company, including the information in the Offering Statement, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

7. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for it.

8. **Governing Law**. This Agreement will be governed, construed and enforced in accordance with the internal laws of Delaware without giving effect to the principles of conflicts of laws. For the purpose of any judicial proceeding to enforce an award or incidental to arbitration or to compel arbitration, Purchaser and the Company hereby submit to the non-exclusive jurisdiction of the courts located in San Diego, California, and agree that service of process in such arbitration or court proceedings will be satisfactorily made if sent in accordance with section 11 and/or by any means authorized by law.

9. **Execution of Stockholders Agreement**. If we accept your subscription, then your execution of the attached signature page to the Stockholders Agreement will constitute your acceptance of the terms of the Stockholders Agreement, just as if you had signed a paper copy of the Stockholders Agreement in blue ink.

10. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

11. **Notices**. All notices between us will be electronic. You will contact us by email at customerrelations@diversyfund.com. We will contact you by email at the email address on the Purchaser Information Sheet. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else. However, the foregoing limitation of damages does not apply to claims arising under the Federal securities laws.

13. **Dispute Resolution.** Notwithstanding anything to the contrary in this Agreement, and except for any claim or action that the Company may elect to commence to enforce any of its rights or the Purchaser's obligations under this Agreement, the Purchaser agrees that all disputes arising out of (i) this Agreement, (ii) the Company's offering of Shares, (iii) the Purchaser's subscription for purchase of Shares and (iv) the Subscriber's rights and obligations under the Stockholders Agreement will be submitted to and resolved by binding arbitration in accordance with this subsection. Purchaser acknowledges and agrees that the parties are waiving their right to seek remedies in court, including the right to jury trial.

(i) In the event a party initiates litigation in violation of this arbitration provision, such action shall be subject to dismissal, with the reasonable fees and expenses of the non-initiating party or parties paid by the party or parties that initiated the action. Nothing in this arbitration provision shall limit the right of a party to seek an order from a court of competent jurisdiction (a) dismissing

litigation brought in violation of this arbitration provision or (b) compelling a party to arbitrate in accordance with this arbitration provision. In the event such an order is sought and obtained, the non-prevailing party shall pay all reasonable fees and expenses of the prevailing party. The parties stipulate and agree that a violation of this arbitration provision shall constitute irreparable harm and that, on proof of a breach, the party seeking relief from such violation shall be entitled to equitable relief including, but not limited to, an injunction or specific performance.

(b) The arbitration will be conducted in San Diego, California, and in accordance with Delaware law and the rules then in effect of the American Arbitration Association in accordance with its rules for commercial disputes, before three arbitrators appointed in accordance with those rules. In no event shall class arbitration be permitted, and the arbitrator shall have no authority to conduct any class arbitration. The award of the arbitrator will be final and conclusive and judgment on the award rendered may be entered in any court having jurisdiction.

(c) Each of the parties will equally bear any arbitration fees and administrative costs associated with the arbitration. The prevailing party, as determined by the arbitrators, will be awarded its costs and reasonable attorneys' fees incurred in connection with the arbitration.

14. **Waiver of Jury trial**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by a judge, not a jury. However, the foregoing waiver of trial by jury does not apply to claims arising under the Federal securities laws.

15. **Miscellaneous Provisions**.

15.1. **No Transfer**. You may not transfer your rights or obligations.

15.2. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word “Headings” in this paragraph), are used only for convenience and have no legal significance.

15.3. **No Other Agreements**. This Investment Agreement and the Stockholders Agreement are the only agreements between us.

15.4. **Relationship to Stockholders Agreement**. This Agreement governs Purchaser’s purchase of the Shares while the Stockholders Agreement governs Purchaser’s ownership of the Shares.

15.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

DiversyFund, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Shares of DiversyFund, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

DiversyFund, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

COUNTERPART SIGNATURE PAGE TO THE

STOCKHOLDERS AGREEMENT OF

DIVERSYFUND, INC.

NAME OF INDIVIDUAL STOCKHOLDER*:

NAME OF ENTITY/TRUST MEMBER*:

MEMBER ADDRESS:

MEMBER TELEPHONE NO:

NAME OF TRUSTEE*:

*If applicable.

SIGNATURE OF THE STOCKHOLDER

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>For the Subscriber and Joint Holder (if applicable)</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>For a Corporation or entity other than a Trust</u> (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>For a Trust</u> (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number